1300 Eye Street NW, Suite 900 Washington, DC 20005-3314 +1 202 682 7000 tel +1 202 857 0940 fax Catherine T. Dixon +1 202 682 2147 cathy.dixon@weil.com

December 16, 2010	VIA EDGAR & FACSIMILE
Mr. H. Christopher Owings, Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, D.C. 20549 Mail Stop 3561
Re:	Hollywood Media Corp.
Form 10-Q/A for the Fiscal Quarter ended June 30, 2010
Filed August 26, 2010
Form 10K/A for Fiscal Year Ended December 31, 2009
Filed April 30, 2010
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 19, 2010
File No. 1-14332

Dear Mr. Owings,

On behalf of Hollywood Media Corp. (the “Company”), I am writing to present a clarification to the Company’s responses dated December 8, 2010 to the comments of the Staff set forth in the Staff’s letter dated November 8, 2010, with respect to the above-referenced periodic reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For your convenience, comment six from the comment letter is repeated here, followed by the Company’s revised response, restated in its entirety.

Note 15. Investments in and Advances to Equity Method Unconsolidated Investees, page 67
(b)           MovieTickets.com, Inc.

6.           We note your disclosure regarding your investment in MovieTickets.com, Inc. and the $1.9 million of dividend income and $5 million impairment charge in fiscal 2009. Based on your disclosure, it appears MovieTickets.com, Inc. represents a significant unconsolidated investee and you are required to provide audited financial statements of MovieTickets.com, Inc. in accordance with Rule 3-09 of Regulation S-X. Please amend your filing accordingly, or provide us with your calculations supporting your conclusion that separate audited financial statements were not required under Rule 3-09 of Regulation S-X.

The Company has determined that MovieTickets.com was a “significant subsidiary” in fiscal year 2009, for purposes of Rule 3-09 of Regulation S-X. (The Company notes that the $2.0 million of equity in income from unconsolidated investees attributable to MovieTickets.com in 2009 represented 35.7% of the Company’s net loss and 32.2% of the Company’s loss from continuing operations for fiscal 2009.) Applying Rule 1-02(w)’s income test at the 20% level for each of the preceding two years, in accordance with Rule 3-09(a), however, MovieTickets.com did not qualify as a significant subsidiary at the 20% level for either of fiscal year 2008 or 2007.1 Accordingly, the Company technically was required to provide separate audited financial statements for MovieTickets.com only for fiscal 2009. For the reasons outlined below, the Company respectfully requests that the Staff not require further amendment of its fiscal 2009 Form 10-K to include MovieTicket.com’s audited financial statements for that entity’s fiscal 2009 (also ended December 31, 2009).

The Company asks the Staff to consider, on policy grounds, the mitigating fact that the Company would not have been required to include the audited financial statements of MovieTickets.com had the Company identified itself as a “smaller reporting company” (as that term is defined in Exchange Act Rule 12b-2) on the cover page of its Form 10-K for fiscal year 2009.  As indicated on the cover page of its Form 10-K filed for fiscal 2009, the Company determined that it had a public float of $35.4 million as of the last business day of the second fiscal quarter of fiscal year 2009 (i.e., less than $50 million), making the Company eligible as a smaller reporting company pursuant to Regulation S-K, Item 10(f)(2)(iii).  The Company therefore, as a smaller reporting company, would have been exempt from any obligation to file the audited financial statements of equity investees for fiscal year 2009.  See Section 2405.1 of the Division of Corporation Finance Financial Reporting Manual (as updated December 6, 2010).  The Company, however, acknowledges that it did not check the smaller reporting company box on the cover page of its Form 10-K filed for 2009, or give it consideration at the time of such filing. Since then, the Company has determined that it continues to qualify as a smaller reporting company as of June 30, 2010 (its second fiscal quarter), and has so indicated on the cover page of its Form 10-Q for the fiscal quarter ended September 30, 2010, filed on November 15, 2010.2

In the event the Staff declines to grant the Company’s request, the Company recognizes that it technically would be obligated to amend its 2009 Form 10-K to include MovieTickets.com’s separate audited financial statements for the relevant period. Before submitting this response through outside counsel, the Company requested but failed to obtain permission from MovieTickets.com to file that company’s audited financial statements for fiscal 2009. Because MovieTickets.com is a private company, the Company does not control the Board of Directors of MovieTickets.com and the Company otherwise has no contractual or other right to file MovieTickets.com’s audited financial statements with the Commission – even though the Company has had access to such financial statements for purposes of preparing Note 15 to its financial statements included in the Company’s 2009 Form 10-K – the Company would like an opportunity to prepare and submit a waiver request to the Staff.

*           *           *

1 For fiscal 2008, the $1.2 million of equity in income from unconsolidated investees attributable to MovieTickets.com represented 6.9% of the Company’s net loss and 11.1% of the Company’s loss from continuing operations. For fiscal 2007, the $4,747 of equity in income from unconsolidated investees attributable to MovieTickets.com represented 0.3% of the Company’s net gain and 0.1% of the Company’s loss from continuing operations.

2 The Company checked the “smaller reporting company” box on the cover page of its most recent Form 10-Q, but otherwise is providing line-item disclosure applicable to larger companies.

If the Staff has any additional questions or comments, please contact the undersigned at (202) 682-7147.

Very truly yours,
/s/ Catherine T. Dixon
Catherine T. Dixon

cc:	Mitchell Rubenstein, Hollywood Media Corp.